



MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
199
SECTION

07003459

SECUR[illegible]ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65473

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTIG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SANSOME STREET, 16TH FLOOR
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERNARD M. NOTAS (415) 248-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR (Address) SAN FRANCISCO. (City) CALIFORNIA (State) 94104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BERNARD M. NOTAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTIG, LLC, as of FEBRUARY 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public


LUPITA MARIA GUTIERREZ
Commission # 1492288
Notary Public - California
San Francisco County
My Comm. Expires May 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTIG, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of BTIG, LLC

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BTIG, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 26, 2007

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 3,859,270
Securities owned, at market	45,655
Receivables from clearing brokers, including clearing deposits of $1,607,146	13,775,244
Private placement fee receivable	389,563
Intangible asset, net	874,999
Other assets	679,739
	$ 19,624,470
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold short, at market	$ 2,943,572
Accrued commissions	3,920,163
Accrued floor brokerage, exchange and clearance fees	554,447
Accounts payable and other accrued expenses	861,053
Total liabilities	8,279,235
Member's equity	11,345,235
	$ 19,624,470

See accompanying notes to statement of financial condition.

1. Nature of business

BTIG, LLC (the "Company") was organized in the State of Delaware in May 2002. The Company is a wholly owned subsidiary of Condor Trading, LLC (the "Parent"). The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's operations consist primarily of providing professional money managers with order execution, proprietary ECN services, outsource trading, private placement of securities and prime brokerage.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents.

Intangible Asset

The Company's intangible asset is stated at fair value on the date of acquisition less accumulated amortization. The Company amortizes its intangible asset over an estimated useful life of two years on a straight-basis.

Income Taxes

As a single-member LLC, the Company is disregarded for federal and state income tax purposes. Its income or loss is reported on the information return of the Parent, itself a pass-through entity. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by the Parent's various members, the Company does not record a provision for income taxes.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. The Company's results could differ from those estimates.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $8,699,000, which was approximately $8,157,000 in excess of its minimum requirement of approximately of $542,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision (k)(2)(ii) as all customer transactions are cleared through another broker-dealer(s) on a fully disclosed basis.

9. Lease commitments

The Company's current lease agreements for San Francisco, New York, Dallas, Boston and Pennsylvania expire at various times from the period June 1, 2008 to April 29, 2019. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2006 are as follows:

Year ending December 31,	
2007	$ 1,425,000
2008	1,603,000
2009	1,241,000
2010	1,263,000
2011	1,069,000
Thereafter	8,934,000
	$ 15,535,000

10. Contingencies

Pursuant to the terms of the Placement Agreement, the Company is entitled to receive future payments of approximately $3,730,000. These payments are to be made in quarterly installments for the period January 1, 2007 through April 1, 2008. The Company will also receive a 5% interest payment per annum for all unpaid balances. At December 31, 2006 the current portion due to the Company was approximately $390,000. Pursuant to an employee agreement (the "Employee Agreement"), ninety percent of the private placement fees received is to be paid to an employee of the Company. As per the Employee Agreement, the approximate total outstanding future payments to the employee by the Company for the period January 1, 2007 through April 1, 2008 are as follows:

Year ending December 31, 2007	$ 2,701,000
Three months through April 1, 2008	655,000
	$ 3,356,000

END